UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-23248

CUSIP Number: 82661L101

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SigmaTron International, Inc.

Full Name of Registrant

Former Name if Applicable

2201 Landmeier Road

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SigmaTron International, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended January 31, 2023 (the “Report”) by March 17, 2023 without unreasonable effort or expense because the Company requires additional time to complete its quarter-end close procedures in light of the impairment assessments described in Exhibit A to this Form 12b-25 which will result in material impairment charges for the quarter ending January 31, 2023, and our ongoing negotiations of forbearance agreements with J.P. Morgan Chase Bank, N.A. and TCW Asset Management Company, as Administrative Agent, to address the covenant defaults of our loan facility. These processes require significant resources from the Company’s financial, accounting and administrative personnel and, as a result, the Company requires additional time to complete its quarterly review, including the preparation and finalization of its Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James Reiman	847	956-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXHIBIT A

In connection with the preparation and review of the financial statements for the quarter ended January 31, 2023, the Company revised the financial projections for its Pet Tech Segment. The revised projections resulted in a triggering event for the Company’s goodwill and long-lived asset groups consisting of patents and trademarks. As a result, the Company concluded that the carrying amount for goodwill and the long-lived asset groups was impaired and not expected to be recovered. Accordingly, a non-cash pre-tax goodwill impairment charge of approximately $13.3 million and a non-cash intangible assets impairment charge of approximately $9.8 million would be recorded for the Company’s Pet Tech Segment for the quarter ended January 31, 2023.

SigmaTron International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 20, 2023	By	/s/ James Reiman
James Reiman
Chief Financial Officer
(Principal Financial and Accounting Officer)